May 24, 2007

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

Re:          File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of May 10, 2007, we have enclosed our response on the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Sales Rebates, page 28

1.              The sensitivity around your product sales rebate allowance should depict a reasonably likely change in your estimate and not a hypothetical change.  If this one-percentage point change analysis depicts a reasonably likely change, please provide us proposed disclosure that clarifies this fact.  If not, please revise your analysis to depict a reasonably likely change in this estimate.  In addition, please provide us proposed disclosure that clarifies that adjustments for prior years’ rebate accruals have not been material to net income.

Response:

We confirm that a reasonably likely change in the percentage of rebates to related gross sales is approximately one-percentage point.  In future filings, we will change the disclosure to read as follows.  The proposed addition to disclosure is in bold type.

Sales Rebates — Approximately 40 percent of Abbott’s consolidated gross revenues are subject to various forms of rebates and allowances that Abbott records as reductions of revenues at the time of sale. Most of these rebates and allowances are in the Pharmaceutical Products segment and the Nutritional Products segment.  Abbott provides rebates to pharmacy benefit management companies, to state agencies that administer the federal Medicaid and Medicare programs and the Special Supplemental Food Program for Women, Infants, and Children (WIC), wholesalers, group purchasing organizations, and other government agencies and private entities.  Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product.  Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate.  Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from two to 24 months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs.  Rebates and chargebacks charged against gross sales in 2006, 2005 and 2004 amounted to approximately $2.6 billion, $2.5 billion and $2.4 billion, respectively, or 23.2 percent, 22.9 percent, and 25.6 percent, respectively, based on gross sales of approximately $11.0 billion, $10.9 billion and $9.3 billion, respectively, subject to rebate.  A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales and operating earnings by approximately $110 million in 2006.  Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales.  Other allowances charged against gross sales were approximately $247 million, $284 million and $233 million for cash discounts in 2006, 2005 and 2004, respectively, and $209 million, $162 million and $163 million for returns in 2006, 2005 and 2004, respectively.  Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated.  Returns can be reliably estimated because Abbott’s historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

In addition, we would include the following disclosure that clarifies that adjustments for prior years’ rebate accruals have not been material to net income.  The proposed addition to disclosure is in bold type.

Historically, adjustments to prior years rebate accruals have not been material to net income.  Abbott employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts.  For Medicaid, Medicare and other government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

Note 11 — Business, Combinations, Technology Acquisitions and Related Transactions, page 69

2.              We note that you recorded significant amounts of In-Process Research and Development costs for the acquisition of KOS Pharmaceuticals Inc. and Guidant’s vascular intervention and endovascular solutions businesses.  Please provide us, in disclosure-type format, the following:

a.               The specific nature and fair value of each significant in-process research and development project acquired for each acquisition.

b.               The completeness, complexity and uniqueness of the projects at the acquisition date.

c.               The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

d.               The valuation method that was used to fair value the in-process research and development projects acquired.

e.               Disclose the significant valuation assumptions, such as:

i.                             the period in which material net cash inflows from significant projects are expected to commence;

ii.                         material anticipated changes from historical pricing, margins and expense levels; and

iii.                     the risk adjusted discount rate applied to the project’s cash flows.

f.                 In periods after the acquisition, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Response:

Approximately $1.0 billion of the acquired in-process research and development charge relating to the Kos Pharmaceuticals Inc. acquisition relates to cholesterol treatment drugs.  The research efforts ranged from 70 percent to 80 percent complete at the date of acquisition.  The valuation method used to fair value the projects was the Multi-period Excess Earnings Method (Income Approach) and the risk-adjusted discount rate used was 16 percent.  In developing our assumptions for the valuation model, we used comparable Abbott products or products marketed by competitors to estimate pricing, margins and expense levels.  As of December 31, 2006, the research efforts were primarily on schedule.  The estimated projected costs to complete the projects totaled approximately $80 million as of December 31, 2006, with anticipated product launch dates in 2007 and 2008.  There have been no significant changes in the development plans for the acquired incomplete projects.  Significant net cash inflows would commence with the launches of the products.

Approximately $500 million of the acquired in-process research and development charge relating to the Guidant acquisition relates to drug eluting and bioabsorbable stents.  The research efforts ranged from 35 percent to 85 percent complete at the date of acquisition.  The valuation method used to fair value the projects was the Multi-period Excess Earnings Method (Income Approach) and the risk-adjusted discount rates used ranged from 16 percent to 25 percent.  In developing our assumptions for the valuation model, we used comparable Abbott products or products marketed by competitors to estimate pricing, margins and expense levels.  As of December 31, 2006, the research efforts were primarily on schedule.  The estimated projected costs to complete totaled approximately $600 million as of December 31, 2006, with anticipated product launch dates from 2008 through 2012.  There have been no significant changes in the development plans for the acquired incomplete projects.  Significant net cash inflows would commence within one to two years after product launch.

3.              Please tell us why it is appropriate under GAAP to record the additional payments made to Boston Scientific upon government approval as goodwill versus as an asset to be evaluated under FAS 2 that may or may not be capitalized.

Response:

The contingent payments to Boston Scientific would be made if the Xience V drug eluting stent were to be approved in the U.S. and in Japan.  At the time of the acquisition, these intangible assets are In Process Research and Development.  We believe the applicable GAAP is as follows, emphasis added:

FAS 141, paragraph 27, states:  “The contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable.”

FIN 4, which interprets the application of FAS 2 in a purchase combination accounted for under APB 16, states: “However, Statement 141 (paragraph 42) does not change the requirement in paragraph 5 of this Interpretation that the amounts assigned to acquired tangible and intangible assets to be used in a particular research and development project that have no alternative future use be charged to expense at the date of acquisition.”

The valuation of the U.S. and Japanese Xience V stents was done without regard to the payment of additional contingent consideration.  In other words, the IPR & D charge was the value that two unrelated parties would exchange consideration for the assets without regard to a possible further contingent payment.  If the contingent consideration were to be charged to IPR & D upon payment, it would result in an excess valuation for those assets.  The payment of contingent consideration will not result in additional product rights, and does not represent a reimbursement for research and development.  The amounts were determined as an element of the total consideration for the business acquired, and not by reference to the value of achieving product approval in the U.S. and Japan.  Accordingly, these contingent amounts represent additional purchase price in the form of goodwill.

4.              Please provide us additional information regarding your accounting treatment for the shares of Boston Scientific acquired.  In this respect, please address the following:

•                  Clarify in disclosure-type format how you classify in the financial statements the change in fair value for the derivatives recorded.

Response:

The following sentence clarifies how changes in the fair value of derivative financial instruments are classified in the financial statements.  “Changes in the fair value of the derivative financial instruments, net are recorded in Other (income) expense, net in the accompanying Consolidated Statement of Earnings.”

•                  Note 2 states that the fair value of the Boston Scientific shares declined by $303 million.  Please tell us why you believe the decline should not be recorded in income as an impairment given you are required to sell the shares by October 2008 and thus do not have the ability to hold the shares until recovery.

Response:

As background, Boston Scientific is an established, widely followed medical technology company with a significant portfolio of patents and on-market products.  The industry that Boston Scientific operates in is subject to overall industry swings in investor sentiment as the prospects of new technologies are incorporated into stock prices, as well as issuer specific swings as various competitors obtain differentiating technologies and attempt to move market share to their products.  This is particularly true for the cardiac rhythm management and implantable drug coated stents markets, two of Boston Scientific’s largest business segments.  The industry is attractive to investors because its growth prospects are strong, product innovation is constant, and cash flows support strong internal and external growth opportunities.  The industry is widely covered by analysts, with a wide range of investment opportunities.  Nevertheless, stock prices are often volatile, and it is not uncommon for stock prices to change rapidly over a short period of time.

Based upon analysis as of December 31, 2006, Abbott management expected that the Boston Scientific stock would recover to at least Abbott’s carrying value in the first half of 2007, well before the date of October 2008 by which Abbott is required to dispose of these shares.  27 analysts cover the Boston Scientific stock.  Abbott reviewed several of the analysts’ reports for insight into their expectations for the stock.  The analysts’ average twelve-month target price was approximately $20 (versus Abbott’s basis of $20.52), with 13 of the analysts rating the stock a buy.  As of December 31, 2006, six and half months had elapsed since the stock last traded above Abbott’s carrying value.  The catalysts for the decline were several, but all were considered temporary.  The three major catalysts, overall market growth for their ICD business, DES late stage thrombosis concerns, and Boston Scientific’s near term earnings prospects, were viewed by Abbott management and most of the analysts who follow the stock as near term, rather than long term issues.  These issues pressured the stock significantly in the third calendar quarter of 2006.  In the fourth quarter, expectations for resolution began to rise, and the stock returned over 16%, reflecting the ability of the market to quickly reflect improved prospects for this stock.  Accordingly, at December 31, 2006, the trend for the stock’s recovery to Abbott’s carrying basis in the first half of 2007 was very favorable.

Schedule II — Valuation and Qualifying Accounts, page 100

5.              Your Schedule II should separately depict your allowance for doubtful accounts and sales deductions.  Please provide us, in disclosure-type format, a revised schedule.

Response:

The balances at the beginning of the year and the end of the year in Schedule II are comprised solely of valuation accounts for allowances for doubtful accounts.  For accounting purposes, certain sales adjustments are debited and credited to these accounts during the year.  However, the beginning and ending balance sheet positions of these adjustments are reclassified to a direct reduction of trade accounts receivable.  These adjustments to the gross balances of the trade accounts receivable are not valuation accounts and are appropriately excluded from this Schedule II.  Therefore, the presentation in the Schedule II reflects only the activity for the valuation accounts for allowances for doubtful accounts.  In future filings, the caption “Allowances for Doubtful Accounts and Sales Deductions” will be revised to read “Allowances for Doubtful Accounts.”  In addition, since the activity for the sales adjustments net to zero in the “Amounts Charged Off Net of Recoveries” column, footnote (a) will be eliminated to better reflect the contents of this Schedule II.  No numbers in the Schedule II as filed would change.